October 16, 2009
Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	CIT GROUP INC.
CIT GROUP FUNDING COMPANY OF DELAWARE LLC
APPLICATION FOR QUALIFICATION ON FORM T-3
FILE NOS. 022-28906 / 022-28906-01
Dear Mr. Webb:
          On behalf of CIT Group Inc. and CIT Group Funding Company of Delaware LLC (the “Issuers”), enclosed is a copy of Amendment No. 2 to the above-referenced application for qualification on Form T-3 (the “Application”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show composite changes from the original Form T-3 filed with the Commission on October 1, 2009.
          The changes reflected in Amendment No. 2 include those changes made by the Issuers in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated October 7, 2009 (the “Comment Letter”), in connection with the Application. Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.
          For your convenience, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related

Mark Webb
October 16, 2009

Company response. Page references contained in the responses are to the Application contained in Amendment No. 2.
General
1.	You state that the New Notes will be guaranteed by certain subsidiaries of CIT Group Inc. We note, however, that the guarantors are not applicants on the Form T-3. Each guarantor is required to file an application on Form T-3 and each such entity must provide the information required by the form. Please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretation 201.03.

Company Response:

The guarantors have been included as applicants in Amendment No. 2 to the Form T-3.

2.	We note that the New Notes may be issued in connection with a plan of reorganization. So far as practicable, please revise to provide the information required by Instruction 2 to Item 3 regarding affiliations and Instruction 1 to Item 5 regarding the principal owners of voting securities.

Company Response:

The Applicants have revised Items 3 and 5 of the Application to provide the information required regarding affiliations and principal owners as of the consummation of the plan of reorganization.
Securities Act Exemption Applicable,. page 2
3.	Please revise to discuss the Securities Act exemption applicable to the offer and sale of the New Notes pursuant to the plan of reorganization.

Company Response:

The Applicants have revised Item 2 of the Application to discuss the exemption applicable to the New Notes pursuant to the plan or reorganization.
*************

Mark Webb
October 16, 2009

          We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3416 or Richard Aftanas at (212) 735-4112.
Sincerely,
/s/ Andrea L. Nicolas
Andrea L. Nicolas

cc:	Robert Ingato (CIT)
Eric Mandelbaum (CIT)
Jim Shanahan (CIT)
Richard B. Aftanas (SASMF)
Christian Callens (SASMF)